




14035179

Martha Redding
Chief Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.redding@theice.com

CONFIDENTIAL TREATMENT REQUEST


RECEIVED
NOV 28 2014
OFFICE OF THE SECRETARY

VIA MAIL

November 26, 2014

The Secretary
Securities and Exchange Commission
Washington, D.C. 20549

Re: Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by NYSE in Connection with its Amendment to Form 1

Dear Secretary:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Chief Counsel, NYSE.

[illegible]	[illegible]	[illegible]
Exhibit D of NYSE's Amendment to Form 1 containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSE-14-0005– NYSE 14-0107	June 30, 2014 and November 26, 2014

Exhibit D of NYSE MKT's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE MKT, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	MKT-14-0005– NYSE 14-0107	June 30, 2014 and November 26, 2014
Exhibit D of NYSE Arca's Amendment to Form 1, containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 30, 2014 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934	ARCA-14-0005– ARCA-14-0107	June 30, 2014 and November 26, 2014

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, on behalf of the NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges"), to be highly confidential in their entirety and confidentiality therefore is being requested under the Freedom of Information Act, 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of this letter (until November 24, 2017) to ensure that the information is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute commercial and/or financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976). In addition, NYSE, on behalf of the Exchanges believes that Exemption 8 is also applicable as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 552a.

Section 552(b)(4) of the FOIA exempts from the disclosure requirements of the FOIA "trade secrets and commercial or financial information obtained from a person and privileged or confidential". The FOIA contains no definition of "privileged" or "confidential". In Gulf & Western Industries, Inc. v. U.S., 615 F.2d 527 (D.C. Cir. 1979), the Court of Appeals concluded that information is confidential for purposes of the FOIA if (i) it is not of the type normally released to the public by the submitter and (ii) the information is of the type that would cause substantial competitive harm if released. There is no requirement that "competitive harm" be established by a showing of actual competitive harm. Rather, "actual competition and the likelihood of substantial competitive injury is all that needs to be shown." Gulf & Western Indus., Inc. v. U.S., 615 F.2d at 530. Thus, in National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the Court of Appeals concluded that the disclosure of certain financial information, including costs and price-related items, was likely to cause substantial harm to the disclosing party's competitive position. Such disclosure, if required, would provide competitors with valuable information relating to the operational strengths and weaknesses of the disclosing company. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 868 n.13 (2d Cir.1978). It is also clear that the exemption was intended to prevent the fundamental unfairness that can result from one side having confidential information about the other in a business context. Cf. National Parks, supra, at 678 n.18.

Further, the information set forth in the Confidential Material has been provided to the Commission in connection with the Exchanges requirements under 17 CFR 240.6a-2. This information is not of a type customarily made available by the Exchanges to the public. Consequently, the disclosure of the information holds the potential for significant competitive harm to the Exchanges. Additionally, the Confidential Materials are not necessary for the protection of investors as the entities for which the financial information has been omitted are not public companies and do not hold assets of investors.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its Staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its Staff, other government agencies, offices or bodies, or Congress, either pursuant to the Freedom of Information Act or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its Staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Chief Counsel, NYSE Regulation, Inc., 20 Broad Street, 18th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,



cc (w/enclosures):

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenue:		
Other Income	$	43
Total Revenue		43
Expenses:		
Compensation and Benefits		4
Other Taxes		12
Operating Expenses		16
Operating Income		27
Dividend from Group Companies		112,000
Other Income		112,000
Pre-Tax Net Income		112,027
Income Tax Expense		651
Net Income	$	111,376

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Other Revenue	$	1,182
Total Revenue		
Liquidity Payments, Routing & Clearing		(620)
Total Revenue, less transaction-based expenses		562
Expenses:		
Compensation and Benefits		848
Professional Services		85
Operating Expenses		933
Operating Loss		(371)
Interest Income		5
Interest Expense		(1)
Other Income		4
Pre-Tax Net Loss		(367)
Income Tax Benefit		91
Net Loss	$	(276)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1
Current Liabilities		1
Liabilities		1
SHAREHOLDER'S EQUITY:		
Retained deficit		(1)
Total Shareholder's Equity		(1)
Total Liabilities and Shareholder's Equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,008
Current Assets		1,008
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		6,941
Accumulated Depreciation		(6,859)
Property and Equipment, Net		82
OTHER NONCURRENT ASSETS:		
Other intangibles assets, net		26,018
Other Noncurrent Assets		26,018
Assets	$	27,108
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21,304
Accrued salaries and benefits		4,337
Deferred Revenue and other current liabilities		435
Income taxes payable		32
Current Liabilities		26,108
Liabilities		26,108
SHAREHOLDER'S EQUITY:		
Contributed Capital		126,002
Retained earnings		(125,002)
Total Shareholder's Equity		1,000
Total Liabilities and Shareholder's Equity	$	27,108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	405
Current Assets		405
Assets	$	405
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	140
Current Liabilities		140
Liabilities		140
SHAREHOLDER'S EQUITY:		
Contributed Capital		410
Retained deficit		(145)
Total Shareholder's Equity		265
Total Liabilities and Shareholder's Equity	$	405

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Board Member LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,162
Accounts Receivable, net of allowance		(8,722)
Prepaid expenses and other current assets		64
Income Taxes Receivable		3,835
Deferred Tax Assets - Current		255
Current Assets		(3,406)
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		265
Accumulated Depreciation		(177)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		6,746
Other intangibles assets, net		1,363
Other Receivables		16
Other Noncurrent Assets		8,125
Assets	$	4,807
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits	$	1,053
Deferred Revenue and other current liabilities		1,871
Current Liabilities		2,924
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		220
Noncurrent Liabilities		220
Liabilities		3,144
SHAREHOLDER'S EQUITY:		
Contributed Capital		8,890
Retained earnings		(7,227)
Total Shareholder's Equity		1,663
Total Liabilities and Shareholder's Equity	$	4,807

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Techologies, Inc
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Short Term Investments	$	34
Prepaid expenses and other current assets		3,265
Deferred tax assets - current		635
Current Assets		3,934
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		9,833
Accumulated Depreciation		(8,557)
Property and Equipment, Net		1,276
OTHER NONCURRENT ASSETS:		
Other Receivables		33
Deferred tax assets - noncurrent		9,491
Other Noncurrent Assets		9,524
Assets	$	14,734
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	17,262
Accrued salaries and benefits		3,616
Deferred Revenue and other current liabilities		14,803
Income taxes payable		3,277
Current Liabilities		38,958
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		139
Deferred tax liabilities - noncurrent		38
Noncurrent Liabilities		177
Liabilities		39,135
SHAREHOLDER'S EQUITY:		
Contributed Capital		22,264
Retained deficit		(46,665)
Total Shareholder's Equity		(24,401)
Total Liabilities and Shareholder's Equity	$	14,734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX, Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,281
Accounts Receivable, net of allowance		22,377
Prepaid expenses and other current assets		338
Income tax receivable		5,613
Deferred tax receivable - current		2,543
Current Assets		32,152
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		14,197
Accumulated Depreciation		(8,029)
Property and Equipment, Net		6,168
OTHER NONCURRENT ASSETS:		
Goodwill		2,294
Other Receivables - noncurrent		193
Deferred tax assets - noncurrent		26,376
Other Noncurrent Assets		28,863
Assets	$	67,183
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	406
Accrued salaries and benefits		7,005
Deferred Revenue and other current liabilities		11,559
Current Liabilities		18,970
NONCURRENT LIABILITIES:		
Other Liabilities - Noncurrent		775
Deferred tax liabilities - noncurrent		1,334
Noncurrent Liabilities		2,109
Liabilities		21,079
SHAREHOLDER'S EQUITY:		
Contributed Capital		76,339
Retained deficit		(30,235)
Total Shareholder's Equity		46,104
Total Liabilities and Shareholder's Equity	$	67,183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Euronext Holdings, LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Expenses:		
Merger Expenses and Exit Costs	$	71,427
Compensation and Benefits		11,087
Other Operating Expense		130
Operating Expenses		82,644
Operating Loss		(82,644)
Interest Income		2,968
Interest Expense		(92,839)
Foreign Exchange Gain/Loss		495
Other New Financing Income		112,000
Impairment of Investment		801
Income from Assoc/Joint Ventures		(7,962)
Other Income, net		15,463
Pre-Tax Net Loss		(67,181)
Income Tax Benefit		123,376
Net Income	$	56,195

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Corpedia Corporation
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Other Revenue	$	23,890
Total Revenue		23,890
Expenses:		
Merger Expenses and Exit Costs		435
Compensation and Benefits		14,052
External System & Communications		584
Professional Services		3,036
Amortization & Depreciation Expense		902
Rent and Other Occupancy		373
Office and Telecom		752
Marketing		237
Other Operating Expense		7,711
Operating Expenses		28,082
Operating Loss		(4,192)
Interest Income		3
Foreign Exchange Loss		(15)
Other Expense		(12)
Pre-Tax Net Loss		(4,204)
Income Tax Benefit		2,073
Net Loss	$	(2,131)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NY Portfolio Clearing, LLC (dormant)
Balance Sheet
As of December 31, 2013
(Unaudited)

Assets	
Other Assets	1
Total Assets	$ 1
LIABILITIES and SHAREHOLDER'S EQUITY:	
SHAREHOLDER'S EQUITY:	
Member capital	1
Total Shareholder's Equity	1
Total Liabilities and Shareholder's Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)

Current Assets:		
Cash and cash equivalents	$	52,068
Margin deposits and guaranty funds		1,883,669
Accounts receivable, net of allowance		654
Prepaid expenses and other current assets		27
Due from affiliates, net		40,712
Current Assets		1,977,130
Property and equipment:		
Property and equipment cost		4,704
Accumulated depreciation		(4,086)
Property and equipment, net		618
Other Noncurrent Assets:		
Other noncurrent assets		212
Other Noncurrent Assets		212
Total Assets	$	1,977,960
Current Liabilities:		
Accounts payable and accrued liabilities	$	343
Accrued salaries and benefits		724
Margin deposits and guaranty funds		1,883,669
Income taxes liability		1,427
Current Liabilities		1,886,163
Total Liabilities		1,886,163
Shareholder's Equity:		
Contributed capital		52,710
Retained earnings		39,087
Total Shareholder's Equity		91,797
Total Liabilities and Shareholder's Equity	$	1,977,960

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	10,251,016
Market data fees		4,715,737
Operating Revenues		**14,966,753**
OPERATING EXPENSES:		
Compensation and benefits		1,633,061
Professional services		63,343
Rent and other occupancy		100,444
Technology		4,601
Selling, general & administration		258,179
Service and license fees to affiliate		2,039,261
Operating Expenses		**4,098,889**
OTHER INCOME:		
Other Income		**1,191**
Net Income	$	**10,869,055**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Trade Vault Canada, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 5660 LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Rental Revenue	$	2,047,912
Operating Revenues		**2,047,912**
OPERATING EXPENSES:		
Rent and other occupancy		1,882,607
Amortization & depreciation expense		1,327,856
Operating Expenses		**3,210,463**
OTHER INCOME:		
Other Income		**181**
Net loss	**$**	**(1,162,370)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



When-Tech LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:	
Other Revenue	$ 6,868,289
Operating Revenues	**6,868,289**
OPERATING EXPENSES:	
Compensation and benefits	3,473,182
Professional services	49,645
Rent and other occupancy	1,145,592
Technology	984,317
Selling, general & administration	188,939
Amortization & depreciation expense	1,285,349
Service and license fees to affiliate	919,277
Operating Expenses	**8,046,301**
OTHER INCOME:	
Other Income	**40**
Net loss	**$ (1,177,972)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Pit Trader, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:	
Other assets	1
Total Assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Affiliate Revenue	$	12,455,705
Operating Revenues		**12,455,705**
OPERATING EXPENSES:		
Compensation and benefits		5,597,329
Professional services		285,000
Rent and other occupancy		711,478
Technology		102,225
Selling, general & administration		377,325
Amortization & depreciation expense		55,323
Intercompany Expense		3,354,160
Operating Expenses		**10,482,840**
OTHER EXPENSE:		
Other Expense		**1**
Pre-Tax Net Income		1,972,864
Income Tax Expense		1,047,226
Net Income	**$**	**925,638**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Data LP
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Market data revenue	$	9,557,107
Revenue from affiliate		45,976,668
Operating Revenues		**55,533,775**
OPERATING EXPENSES:		
Compensation and benefits		1,540,192
Professional services		(55,250)
Rent and other occupancy		250,700
Technology		173,603
Selling, general & administration		147,810
Amortization & depreciation expense		1,402
Operating Expenses		**2,058,457**
Pre-Tax Net Income		53,475,318
Income tax expense		19,404,697
Net Income	$	**34,070,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	24,558,982
Market data fees		61,714,210
Operating Revenues		**86,273,192**
OPERATING EXPENSES:		
Compensation and benefits		56,250
Professional services		(2)
Selling, general & administration		655,457
Service & license fees to affiliates		46,390,409
Operating Expenses		**47,102,114**
OTHER INCOME:		
Other Income		**4,290**
Pre-Tax Net Income		39,175,368
Provision for Taxes		25,805
Net Income	$	**39,149,563**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chatham Energy LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Revenue from affiliate	$	10,237,097
Operating Revenues		**10,237,097**
OPERATING EXPENSES:		
Compensation and benefits		6,802,547
Professional services		28,304
Rent and other occupancy		377,393
Technology		264,938
Selling, general & administration		382,819
Amortization & depreciation expense		1,617,610
Operating Expenses		**9,473,611**
Net Income	$	**763,486**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	500
Operating Expenses		**500**
OTHER EXPENSE:		
Other Expense		326,155
Other Expense		**326,155**
Net loss	$	**326,655**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:

Selling, general & administration	$	41,348
Operating Expenses		**41,348**
Net Loss	$	**(41,348)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Professional Services	$	21,989
Technology Exepenses		255,437
Rent and Other Occupancy		107,261
Selling, general & administration		32,337
Service & license fees to affiliates		572,849
Operating Expenses		**989,873**
Operating Loss		**(989,873)**
OTHER EXPENSE:		
Other Expense		**(89,545)**
Net Loss	**$**	**(1,079,418)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Compensation and benefits	$	176,301
Selling, general & administration		249
Amortization & depreciation expense		986,118
Operating Expenses		**1,162,668**
Net Loss	**$**	**(1,162,668)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	4,561,144
Operating Revenues		**4,561,144**
OPERATING EXPENSES:		
Compensation and benefits		4,190,718
Professional services		112,592
Rent and other occupancy		1,451,739
Technology		288,793
Selling, general & administration		242,670
Amortization & depreciation expense		3,635,934
Service & license fees to affiliates		1,833,853
Operating Expenses		**11,756,299**
Pre-Tax Net Deficit		(7,195,155)
Income tax benefit		(2,635,007)
Net Deficit	**$**	**(4,560,148)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction Fees, net	$	35,000
Operating Revenues		**35,000**
OPERATING EXPENSES:		
Compensation and benefits		1,479,414
Professional services		347,681
Rent and other occupancy		220,218
Technology		61,037
Selling, general & administration		67,552
Amortization & depreciation expense		1,252,823
Service & license fees to affiliates		578,867
Operating Expenses		**4,007,592**
Pre-Tax Net loss		(3,972,592)
Provision for Taxes		144
Net loss	$	**(3,972,736)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	1,431
Operating Revenues		1,431
OPERATING EXPENSES:		
Compensation and benefits		12
Professional services		225
Selling, general & administration		22
Service and license fees to affiliate		1,958
Operating Expenses		**2,217**
Other Expense		11
Net loss	**$**	**(797)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6,450
Cash - clearing member deposits		15,707,846
Accounts Receivable, net of allowance		2,939
Deferred tax assets - current		8
Prepaid expenses and other current assets		17
Current income tax receivable		429
Due from affiliates, net		35,777
Current Assets		15,753,466
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		11,048
Accumulated Depreciation		(5,326)
Property and Equipment, Net		5,722
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		423
Restricted Cash Long Term		50,000
Other Noncurrent Assets		50,423
Assets	$	15,809,611
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,446
Accrued salaries and benefits		3,072
Margin deposits and guaranty funds		15,707,846
Deferred Revenue		4,173
Current Liabilities		15,717,537
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		199
Noncurrent Liabilities		199
Liabilities		15,717,736
MEMBER EQUITY:		
Member Capital		65,132
Retained earnings		26,743
Total Member Equity		91,875
Total Liabilities and Member Equity	$	15,809,611

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	14,441
Cash - clearing member deposits		2,736
Restricted Cash		135
Prepaid expenses and other current assets		1,257
Due from affiliates, net		2,643
Current Income Tax Receivable		1,686
Current Assets		22,898
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		5,622
Accumulated Depreciation		(5,534)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		11,286
Deferred tax assets		6,291
Other Noncurrent Assets		40,091
Assets	$	63,077
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	110
Accrued salaries and benefits		558
Margin deposits and guaranty funds		2,736
Deferred Revenue and other current liabilities		1,119
Income taxes payable		
Current Liabilities		5,947
Liabilities		5,947
SHAREHOLDER'S EQUITY:		
Contributed Capital		68,800
Retained deficit		(11,670)
Total Shareholder's Equity		57,130
Total Liabilities and Shareholder's Equity	$	63,077


ICE TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Cash and Cash Equivalents	$	5,895,277
Restricted Cash		2,036,138
Accounts Receivable, net of allowance		955,284
Deferred tax assets - current		778,813
Prepaid expenses and other current assets		1,050,620
Current Income Tax Receivable		686,127
Current Assets		11,402,259
PLANT PROPERTY AND EQUIPMENT:		
Property and Eqipment Cost		18,009,546
Accumulated Depreciation		(10,717,820)
Property and Equipment, Net		7,291,726
OTHER NONCURRENT ASSETS:		
Goodwill		361,932,052
Other intangibles, net		98,494,417
Other noncurrent assets		454,689
Restricted Cash Long Term		320,625
Other Noncurrent Assets		461,201,783
Assets	$	479,895,768
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	782,145
Accrued salaries and benefits		2,640,424
Other current liabilities		1,252,553
Due to affiliates, net		398,645,652
Current Liabilities		403,320,774
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		43,016,277
Other noncurrent liabilities		96,467
Noncurrent Liabilities		43,112,744
Liabilities		446,433,518
SHAREHOLDERS EQUITY:		
Additional paid-in capital		11,213,349
Contributed capital		416,700,802
Retained Deficit		(396,145,331)
Accumulated other comprehensive income		1,693,430
Shareholder's Equity		33,462,250
Total Liabilities and Shareholder's Equity	$	479,895,768



ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2013
(unaudited)

OTHER NONCURRENT ASSETS:		
Investment in Affiliates		$ 8,536,324
	Other Noncurrent Assets	8,536,324
	Assets	$ 8,536,324
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,582,720
	Current Liabilities	8,582,720
SHAREHOLDERS EQUITY:		
Retained Deficit		(46,397)
	Shareholder's Equity	(46,397)
	Total Liabilities and Shareholder's Equity	$ 8,536,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,488,779
Accounts Receivable, net of allowance		7,743,653
Due from affiliates, net		419,796,878
Current Assets	$	429,029,310
SHAREHOLDERS EQUITY:		
Contributed capital	$	90,240,759
Retained Earnings		338,788,551
Shareholder's Equity	$	429,029,310

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Deferred tax assets - current	$	36,492
Current Assets		36,492
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		813,956
Investment in Affiliates		4,178,291
Other Noncurrent Assets		4,992,247
Assets	$	5,028,739
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	39,165
Due to affiliates, net		5,394,972
Current Liabilities		5,434,137
SHAREHOLDERS EQUITY:		
Retained Deficit		(1,261,082)
Accumulated other comprehensive income		855,684
Shareholder's Equity		(405,398)
Total Liabilities and Shareholder's Equity	$	5,028,739

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	3,519,622
Restricted Cash		400,000
Accounts Receivable, net of allowance		3,662,564
Deferred tax assets - current		385,778
Prepaid expenses and other current assets		1,361,511
Current Assets		9,329,475
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		250,000
Other Noncurrent Assets		250,000
Assets	$	9,579,475
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	42,845
Accrued salaries and benefits		769,630
Income taxes payable		72,390
Due to affiliates		2,150,008
Current Liabilities		3,034,873.00
SHAREHOLDERS EQUITY:		
Retained Earnings		4,254,602
Contributed capital		2,290,000
Shareholder's Equity		6,544,602
Total Liabilities and Shareholder's Equity	$	9,579,475

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

E WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

NT ASSETS:		
Current Income Tax Receivable	$	2,000
Due from affiliates, net		5,090,940
Income taxes receivable		700
urrent Assets		5,093,640
otal Assets	$	5,093,640
IOLDERS EQUITY:		
Additional paid-in capital	$	3,495,155
Retained Earnings		425,927
Contributed capital		1,172,558
hareholder's Equity		5,093,640
otal Assets	$	5,093,640

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of rring adjustments) necessary to fairly present our financial position and results of operations for the period ertain information normally included in financial statements prepared in accordance with accounting nerally accepted in the United States of America have been condensed or omitted. These financial statements de income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at t does not include all of the information required by generally accepted accounting principles for complete ements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual orm 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Current Income Tax Receivable	$	1,823
Current Assets		1,823
OTHER NONCURRENT ASSETS:		
Investment in Affiliates		1,988,697
Other Noncurrent Assets		1,988,697
Assets	$	1,990,520
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Due to Affiliates	$	1,668,825
Current Liabilities		1,668,825
SHAREHOLDERS EQUITY:		
Retained Earnings		321,695
Shareholder's Equity		321,695
Total Liabilities and Shareholder's Equity	$	1,990,520

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	436
Amortization & depreciation expense		628,125
Operating Expenses		**628,561**
Pre-Tax Net loss		(628,561)
Income tax benefit		1,911,505
Net Income	$	**1,282,944**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	838,599
Operating Revenues		**838,599**
OPERATING EXPENSES:		
Compensation and benefits		1,861,735
Professional services		96,043
Rent and other occupancy		83,971
Technology		274,881
Selling, general & administration		23,450
Amortization & depreciation expense		765,043
Service & license fees to affiliates		2,175,223
Operating Expenses		**5,280,346**
Operating Loss		**(4,441,747)**
OTHER INCOME:		
Other Income		**83**
Net Loss	**$**	**(4,441,664)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,488,458
Income taxes receivable		110,943
Deferred tax assets - current		163,941
Prepaid expenses and other current assets		26,537
Due from affiliates		5,755,343
Current Assets		8,545,222
OTHER NONCURRENT ASSETS		
Investment in Subsidiary		24,495,295
Other Noncurrent Assets		24,495,295
Total Assets	$	33,040,517
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	183,235
Accrued salaries and benefits		334,194
Current Liabilities		517,429
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		24,401,595
Other noncurrent liabilities		50,000
NonCurrent Liabilities		24,451,595
Total Liabilities		24,969,024
MEMBER EQUITY:		
Additional paid-in capital		1,430,146
Dividends Received from Affiliates		17,266,137
Net Deficit		(10,624,790)
Member Equity		8,071,493
Total Liabilities and Member Equity	$	33,040,517

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange
ultimate parent company) at that date but does not include all of the information required by generally accepted
ciples for complete financial statements. These financial statements should be read in conjunction with the
lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained
eport on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,442,227
Restricted Cash		40,000
Current Assets		1,482,227
OTHER NONCURRENT ASSETS		
Other Noncurrent Assets		2,529,373
Other Noncurrent Assets		2,529,373
Total Assets	$	**4,011,600**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	10,297,018
Current Liabilities		10,297,018
Total Liabilities		**10,297,018**
MEMBER EQUITY:		
Retained Deficit		(6,285,418)
Member Equity		**(6,285,418)**
Total Liabilities and Member Equity	$	**4,011,600**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

IntercontinentalExchange Group Inc
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Compensation and benefits	$ 149,755
Professional Services	75,993
Selling, General & Administration	6,008
Operating Expenses	**231,757**
Operating Loss	**(231,757)**
Interest income	121,137
Affiliate Interest Income (Expense)	(433,654)
Interest expense	(11,596,538)
Other Expense	**(11,909,055)**
Pre-Tax Net Loss	**(12,140,811)**
Provision for Taxes	(4,249,284)
Net Loss	**$ 7,891,527)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETALEXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$16,670,022
Other Revenue	10,329,255
Affiliate Revenue	217,973,005
Total Revenue	244,972,281
Compensation and benefits	91,667,229
Professional Services	12,453,418
M&A Expenses	93,310,448
Technology Expenses	31,284,853
Rent and Other Occupancy	4,578,788
Selling, General & Administration	13,192,679
Amortization & depreciation expense	49,675,016
Affiliate Expense	5,311,582
Operating Expenses	301,474,013
Operating Loss	(56,501,732)
Interest income	1,357,133
Affiliate Interest Income	2,060,755
Interest expense	(33,796,461)
Other Income, net	(53,163,059)
Other Loss	(83,541,631)
Pre-Tax Net Loss	(140,043,363)
Income Tax Benefit	14,345,694
Net Loss	(125,697,669)
Minority Interest Expense	12,893,360
Net Loss Attributable to ICE	($138,591,029)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.